Exhibit 99.1

Procaps Group Receives Nasdaq Notice Related to Late Filing of its Form 20-F

MIAMI, USA – BARRANQUILLA, COL – May 20, 2024 – Procaps Group (Nasdaq: PROC) (“Procaps” or the “Company”), a leading integrated LatAm healthcare and pharmaceutical services company, today announced that it has received a letter from the Nasdaq Stock Market, dated May 16, 2024 (the “Delinquency Letter”), notifying the Company that it is not in compliance with the requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because it did not timely file its annual report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”).

In accordance with Nasdaq Listing Rules, the Company has 60 calendar days from the date of the Delinquency Letter to submit a plan to regain compliance with Nasdaq Listing Rules (the “Compliance Plan”). If Nasdaq accepts the Compliance Plan, Nasdaq may grant the Company an extension until November 11, 2024 to regain compliance. If Nasdaq does not accept the Compliance Plan, the Company will have the opportunity to appeal that decision to the Nasdaq Hearings Panel.

The Company intends either to file its 2023 20-F or submit the Compliance Plan within the prescribed 60-day period. The Company will continue to work diligently with the objective of filing the Form 20-F as soon as practicable and will work diligently to submit the Plan promptly and take the necessary steps to regain compliance as soon as practicable.

This announcement is made in compliance with Nasdaq Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About Procaps Group

Procaps Group, S.A. (“Procaps”) (Nasdaq: PROC) is a leading developer of pharmaceutical and nutraceutical solutions, medicines, and hospital supplies that reach more than 50 countries in all five continents. Procaps has a direct presence in 13 countries in the Americas and more than 5,000 employees working under a sustainable model. Procaps develops, manufactures, and markets over-the-counter (OTC) pharmaceutical products, prescription pharmaceutical drugs (Rx), nutritional supplements, and high-potency clinical solutions.

For more information, visit www.procapsgroup.com or Procaps’ investor relations website investor.procapsgroup.com.

Investor Contact:

Melissa Angelini

ir@procapsgroup.com

investor.procapsgroup.com

Forward-Looking Statements

The foregoing contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including, without limitation, , including the Company’s expectations about the timing of completion and filing of the 2023 20-F, statements related to the Company’s Plan, and timing and actions taken to regain compliance with Nasdaq. These forward-looking statements involve risks and uncertainties, and actual results could vary materially from these forward-looking statements. Factors that may cause future results to differ materially from management’s current expectations include, among other things, the discovery of additional information relevant to the internal review; the conclusions of management (and the timing of the conclusions) concerning matters relating to the internal review; the timing of the review by, and the conclusions of, the Company’s independent registered public accounting firm regarding the internal review and the Company’s financial statements; the possibility that errors may be identified; and the risk that the completion and filing of the Form 20-F will take longer than expected. The Company disclaims any obligation to update information contained in these forward-looking statements whether as a result of new information, future events, or otherwise.